Myogen, Inc.
7575 West 103rd Avenue, Suite 102
Westminster, Colorado 80021
Tel. (303) 410-6666
Fax (303) 410-3290

November 15, 2004

Via Electronic Submission and Facsimile

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Sonia Barros, Esq.

Re:	Myogen, Inc.
Form S-3 Registration Statement No. 333-120063

Ladies and Gentlemen:

The undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement No. 333-120063 (the “Registration Statement”) on Form S-3 to become effective at 3:00 p.m. Eastern Standard Time on Thursday, November 18, 2004.

The disclosure in the Registration Statement is the responsibility of Myogen, Inc. (the “Registrant”). The Registrant represents to the Securities and Exchange Commission (the “Commission”) that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

Please call Brent Fassett of Cooley Godward LLP at (720) 566-4025 to provide notice of the effectiveness of the Registration Statement or if you have any questions regarding this matter. Thank you.

Very truly yours,

Myogen, Inc.
By:	/s/ J. William Freytag
J. William Freytag
President and Chief Executive Officer

cc:	James C.T. Linfield, Esq.
Brent D. Fassett, Esq.